

Doug Marks · 3rd

Of Counsel Attorney at Kunzler Bean & Adamson

Sagle, Idaho · 244 connections · **Contact info**

Kunzler Bean & Adar

 **Brigham Young Univ**
J. Reuben Clark Law

Experience

Of Counsel Attorney

Kunzler Bean & Adamson
Sep 2014 – Present · 6 yrs
Salt Lake City, Utah

Partner

Kunzler Law Group
2014 – Present · 6 yrs
Salt Lake City

Kunzler Law Group provides full-spectrum legal services to start-ups and mature companies. I have handled many hundreds of office and retail leases, subleases, assignments, and other related commercial real estate transactions in almost every state in the United States. I also have a great deal of experience assisting clients with manufacturing/supply agreem ...**see mor**

General Counsel and Co-Founder

ClickShops, Inc.
Mar 2010 – Apr 2012 · 2 yrs 2 mos
Sandpoint, Idaho

Co-Founded and built several business under the ClickShops umbrella. Activities included all aspects of business development, including employee matters, business strategy, online marketing, general counsel, leasing, and manufacturer relationships.

Partner
Elsaesser Jarzabek Anderson Marks & Elliott Chtd.
Apr 1997 – Mar 2010 · 13 yrs
Sandpoint, Idaho

Represented several corporations as assistant outside general counsel, including Coldwater Creek (women's retailer), Panhandle State Bank, Bonner General Hospital, EPIS (software developer), Northern Lights (local electric co-op), Unicep Packaging, Healthcare Resource Group (healthcare staffing agency), and many others. **...see mor**

Education



Brigham Young University—J. Reuben Clark Law School
Juris Doctorat, Law
1994 – 1997
Activities and Societies: Senior Editor, Law Review Order of the Coif (Top 10% of the country's top 5% law schools)



Brigham Young University
Bachelor of Science, Political Science
1988 – 1994

Skills & Endorsements

Strategic Partnerships · 9

John Marks and 8 connections have given endorsements for this skill

Marketing · 8

 Endorsed by **John Marks, who is highly skilled at this**

E-commerce · 7

John Marks and 6 connections have given endorsements for this skill

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